UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-07167

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of

INDIANA MICHIGAN POWER COMPANY

THIS IS TO CERTIFY THAT INDIANA MICHIGAN POWER COMPANY, in accordance with the terms and conditions of, and for the purposes represented by, the application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated March 4, 1986, provides on Exhibit 1 the following information for the period April 1, 2005 through June 30, 2005:

a) summary of barging billings by month to affiliates;
b) summary of barging billings by month to nonaffiliates;
c) summary of towing billings by month to affiliates, and
d) summary of towing billings by month to nonaffiliates.

SIGNATURE

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Indiana Michigan Power Company has duly caused this report to be signed on its behalf on this 19th day of August, 2005.

By: /s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
American Electric Power Service Corporation

FILE NO.

070-07167
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 24039
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

CONTENTS

Exhibit
Summary of Billings	1

Exhibit 1
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

	April 2005			May 2005			June 2005
	Tons	Fee	Amount	Tons	Fee	Amount	Tons	Fee	Amount
		(per ton)	(000)		(per ton)	(000)		(per ton)	(000)
BARGING SERVICE BILLINGS TO AFFILIATED COMPANIES:

Appalachian Power Company and Ohio Power Company:
Sporn Plant	179,568	$1.38	$247	226,380	$1.45	$328	218,830	$1.37	$301
Amos Plant	5,539	1.08	6	28,307	1.43	40	56,276	1.51	85
Total	185,107		$253	254,687		$368	275,106		$386

Appalachian Power Company:
Mountaineer Plant	313,934	$3.33	$1,045	393,406	$3.01	$1,185	357,518	$3.35	$1,196
Kanawha River Plant	58,424	1.41	82	57,493	1.45	83	37,790	1.36	51
Total	372,358		$1,127	450,899		$1,268	395,308		$1,247

Indiana Michigan Power Company:
Tanners Creek Plant	157,212	$4.77	$750	300,108	$4.55	$1,365	189,555	$4.58	$869

Indiana Michigan Power Company and AEP Generating Company:
Rockport Plant	954,483	$2.38	$2,273	863,122	$2.39	$2,064	677,386	$2.38	$1,613

Ohio Power Company:
Cardinal Plant (Unit 1)	30,838	$1.89	$58	11,363	$6.34	$72	34,070	$1.88	$64
Gavin Plant	-	-	-	-	-	3	-	-	-
Total	30,838		$58	11,363		$75	34,070		$64

BARGING SERVICE BILLINGS TO NONAFFILIATED COMPANIES:

Buckeye Power Company:
Cardinal Plant (Unit 2 & 3)	135,068	$3.29	$444	146,951	$3.29	$483	155,853	$3.29	$513

Various Companies - Freight and Demurrage	708,908	$2.21	$1,568	837,079	$2.32	$1,942	808,200	$2.40	$1,943

Various Companies - Rock, Sand and Gravel	35,949	$2.87	$103	14,737	$3.49	$51	18,118	$4.24	$77

Note - The above amounts include demurrage and barge charter charges.

Exhibit 1 (Continued)
INDIANA MICHIGAN POWER COMPANY
RIVER TRANSPORTATION DIVISION
SUMMARY OF BILLINGS
BY MONTH, FOR THE QUARTER ENDED JUNE 30, 2005

	April 2005	May 2005	June 2005
	(000)
TOWING AND CHARTER SERVICE BILLINGS TO AFFILIATED COMPANIES:

AEP Resources, Inc.:
MEMCO Barge Line	$925	$772	$635

Appalachian Power Company and Ohio Power Company :
Amos Plant	$22	$78	$82

Kentucky Power Company:
Big Sandy Plant	$5	$25	$22

Appalachian Power Company:
Mountaineer Plant	$15	$26	$28

Ohio Valley Electric Company	$9	$37	$38

Ohio Power Company:
Gavin Plant	$8	$79	$109
Muskingum River Plant	11	11	16
Total	$19	$90	$125

TOWING AND CHARTER SERVICE BILLINGS TO NONAFFILIATED COMPANIES	$30	$33	$29

Note:  The above amounts include boat charter and urea unloading facility billings.